UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-41425

金太阳科技集团有限公司

(Translation of registrant’s name into English)

Golden Sun Technology Group Limited

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Adoption of the Golden Sun Technology Group Limited 2025 Equity Incentive Plan

On December 10, 2025, the board of directors (the “Board”) of Golden Sun Technology Group Limited (“Golden Sun,” or the “Company”) approved the adoption of the Golden Sun Technology Group Limited 2025 Equity Incentive Plan (the “2025 Plan”) and forms of award agreements (the “Award Agreements”) to be used to grant awards under the 2025 Plan, effective on December 10, 2025 (“Effective Date”).

The 2025 Plan provides for the grant of awards representing the right to acquire, or based on the value of, Golden Sun’s Class A ordinary shares (“Class A Shares”), and includes option awards, stock appreciation rights awards, restricted stock awards, restricted stock unit awards, performance awards, dividend equivalent awards and other share or cash based awards (each, and “Award”, collectively, the “Awards”) to eligible participants of the 2025 Plan or any related entity, as defined in the 2025 Plan.

The maximum number of Class A Shares that may be issued under the 2025 Plan is 1,309,330 Class A Shares, equivalent to 15% of the total number of ordinary shares (“Ordinary Shares”) of the Company (including both Class A Shares and Class B ordinary shares) issued and outstanding as of the Effective Date. Beginning on January 1, 2027, and continuing annually on each anniversary thereof through and including January 1, 2035, the number of Class A Shares available for issuance under the 2025 Plan shall be increased by a number of shares equal to the lesser of (i) 5% of the total number of Ordinary Shares of the Company issued and outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of Class A Shares as determined by the Board or the compensation committee of the Board (“Compensation Committee”).

The 2025 Plan will be administered by the Board, or the Compensation Committee of the Board to which authority under the 2025 Plan has been delegated, or any officer to whom the Board or such committee has delegated authority (the “Plan Administrator”). The Plan administrator is authorized, subject to the 2025 Plan, to designate the participants who are eligible to receive the Awards, to determine the type and number of Awards to be granted, and the terms and conditions of each Award grant, among other authorities described in the 2025Plan.

The Board may amend, alter, suspend or terminate the 2025 Plan at any time, subject to certain limitations described in the 2025 Plan.

The foregoing descriptions and summaries of the 2025 Plan do not purport to be complete and are qualified in their entirety by reference to the full text of the 2025 Plan, which is attached hereto as Exhibit 10.1.

Adoption of an Amended and Restated Memorandum and Articles of Association

As previously reported in the Current Report on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on September 30, 2025, the Company conducted a 2025 annual general meeting of all shareholders (the “AGM”) on September 25, 2025.

At the AGM, the Company’s shareholders, among other items, approved and adopted an Amended and Restated Memorandum and Articles of Association (the “Amended M&A”) to reflect the approval of certain proposed amendments to the Company’s Memorandum and Articles of Association as further described in the Company’s Notice and Proxy Statement for the AGM, which was mailed to all shareholders and filed with the SEC in a Current Report on Form 6-K on August 15, 2025 (the “AGM Proxy Statement”).

The Amended M&A became effective on September 25, 2025.

The foregoing descriptions and summaries contained in the Amended M&A do not purport to be complete and are qualified in their entirety by reference to the full text of the Amended M&A, which is attached hereto as Exhibit 3.1.

Adoption of Home Country Exemption

As a company incorporated in the Cayman Islands and listed on the Nasdaq Capital Market (“Nasdaq”), the Company is subject to the Nasdaq corporate governance listing standards. Under the Nasdaq Rule 5600 Series (“Nasdaq Rules”), a foreign private issuer may generally follow its home country corporate governance practices in lieu of certain Nasdaq corporate governance requirements. Pursuant to the home country practice exemption under the Nasdaq Rules, which permits (with certain exceptions not relevant to the conclusions expressed herein) a foreign private issuer to follow its home country practices in place of applicable Nasdaq requirements, the Company has elected to rely on the following exemptions:

(i)	Nasdaq Rule 5635(c) provides (with certain exceptions not relevant to the conclusions expressed herein) that each company listed on NASDAQ is required to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended.

(ii)	Nasdaq Rule 5620(a) provides (with certain exceptions not relevant to the conclusions expressed herein) that each company listing common stock or voting preferred stock, and/or their equivalents, must hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year.

(iii)	Nasdaq 5605(b)(2) provides (with certain exceptions not relevant to the conclusions expressed herein) that the independent directors must have regularly scheduled meetings at which only independent directors are present.

A copy of the home country rule exemption letter issued by the Company’s legal counsel, Ogier (Cayman) LLP, is attached hereto as Exhibit 99.1.

Except as described above, there are no significant differences between the Company’s corporate governance practices and the corporate governance requirements applicable to domestic U.S. companies under the Nasdaq Rules.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, currently in effect
10.1	Golden Sun Technology Group Limited 2025 Equity Incentive Plan
10.2	Form of RSU Award Agreement
10.3	Form of Stock Option Award Agreement
99.1	Home Country Exemption Letter of Ogier (Cayman) LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Sun Technology Group Limited

By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

Date: December 10, 2025

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